FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 1, 2009
2.	Press release dated June 10, 2009
3.	Press release dated June 15, 2009
4.	Press release dated June 16, 2009
5.	Press release dated June 22, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2009

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

ARM ANNOUNCES SUPPORT FOR EEMBC COREMARK BENCHMARK

New open source benchmark provides an alternative to Dhrystone

WHAT: ARM today announced their support for the new EEMBC (Embedded Microprocessor Benchmark Consortium) CoreMark processor benchmark.

CoreMark is a synthetic benchmark, but carries out meaningful calculations, and is claimed to be a significant improvement on current Dhrystone benchmarks which is overly dependent on the performance of the C library.

“ARM has been a board member of EEMBC since its formation in 1997 and welcomes the introduction of the CoreMark benchmark,” said Eric Schorn, VP marketing, Processor Division, ARM. “We believe that CoreMark represents a significant improvement on the current Dhrystone benchmarks by measuring processor behavior that could more realistically be expected in a real application. Combined with greater access to the results, this new benchmark should enable developers to obtain an unambiguous representation of processor performance enabling comparisons between competing processors to be made.”

EEMBC was established to develop meaningful performance benchmarks for the hardware and software used in embedded systems. Through the combined efforts of its members, EEMBC® benchmarks have become an industry standard for evaluating the capabilities of embedded processors, compilers, and Java implementations according to objective, clearly defined, application-based criteria. Since its formation, EEMBC's membership has grown to more than 50 members

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

ARM Press Contacts

Lorna Dunn, ARM

Tel : +44 1223 400835, Email: lorna.dunn@arm.com

Charlene Marini, ARM

Tel : +1 408-576-1131, Email : charlene.marini@arm.com

Item 2

MELFAS CHOOSES ARM CORTEX-M0 PROCESSOR FOR CAPACITIVE TOUCH SCREEN CONTROLLERS

Ultra low power and gate count ARM Cortex-M0 processor upgrades 8-bit solution

SEOUL, KOREA and CAMBRIDGE, UK – June 10, 2009 - ARM [(LSE: ARM); (Nasdaq: ARMH)] and Melfas, a leader in capacitive-sensing touch input solutions, today announced that Melfas has chosen the ARM® Cortex™-M0 processor and ARM physical IP libraries for their future controller ICs for capacitive touch screen solutions.

“The ultra low power and gate count of the Cortex-M0 processor, combined with its 32-bit performance efficiency, makes it an ideal choice for mobile touch screen applications supporting increasing panel sizes,” said B.W. Lee, CEO, Melfas. “This upgrade from our previous 8051-based solution will enable us to deliver a competitive advantage in the energy efficiency, precision and cost effectiveness of our products.”

Melfas has many years’ expertise in designing turnkey touch screen module solutions including controller IC, circuitry, driver software, and patterned ITO panel with window lens and test system. It has shipped over 40 million controller ICs since 2006.  According to market research firm, DisplaySearch, the total touch screen module market will grow from $3.6 billion in 2008 to $9 billion by 2015, with a CAGR of 14 per cent.

"Our engineers were already familiar with the Keil software development tools, which support both 8051 and ARM Cortex-M0 processor-based devices," said D.J. Min, VP Engineering, Melfas. "We were able to quickly and easily evaluate the new processor using our existing 8051 code base. The results demonstrated that we could halve the flash memory requirement using the Cortex-M0 processor, and reduce the MHz requirement by 5x, saving power.”

“The use of touch screen controllers in products ranging from mobile phones, personal media players, digital cameras, navigation devices, to home appliances is rapidly increasing. The Cortex-M0 processor’s energy efficiency and small size make it particularly suited for these applications,” said Eric Schorn, VP marketing, Processor Division, ARM. “The agreement with

Melfas is a further endorsement of the Cortex-M family of low power processors and ARM physical IP, and demonstrates ARM’s low power leadership.”

The Cortex-M0 processor is the lowest power and smallest 32-bit ARM processor. It offers an optimal blend of ultra low-power, energy efficiency and low gate count, with binary upwards compatibility with the higher performance ARM Cortex-M3. This makes it an ideal next step for embedded applications that outgrow legacy 8-bit microcontrollers, skipping the need for 16-bit devices.

In addition to the Cortex–M0 processor, Melfas will incorporate a suite of ARM foundry sponsored physical IP consisting of embedded memories and logic libraries optimized for maximum energy efficiency.  ARM’s ability to deliver processor IP and Physical IP in parallel ensures complete integration of complementary IP, enabling the development of performance driven consumer devices requiring advanced functionality without increasing power consumption.

ARM libraries are available at http://designstart.arm.com/. The ARM DesignStart online access program offers the most comprehensive online IP library in the industry.  DesignStart contains over 10,000 standard cells, memories and interconnect libraries accessible online.  Several of the libraries are sponsored by leading foundries and are accessible free of charge.  In addition there are industry-proven processor design kits for some of the most popular ARM processor families.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Melfas
Based in Seoul, Korea, Melfas is a worldwide leading touch sensor solution provider established in 2000 with a mission to make electronics friendly and smart. Melfas developed its first semiconductor fingerprint sensor in 2003 and its first touch sensor chip in 2005, and early this year announced it had shipped 40 million touch sensor chips. Melfas is proud to be providing the best technologies and products including Touch Sensor Chips, embedded system technologies and diversified input applications for electronic devices such as mobile phones, MP3 players, A/V devices home appliances DSCs and more. More information on Melfas is available at http://www.melfas.com

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts
Alan Tringham,
ARM
Tel : +44 1223 400947,
Email: alan.tringham@arm.com

Charlene Marini,
ARM
Tel : +1 408-576-1131,
Email : charlene.marini@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 3

ARM BRIDGES GAP BETWEEN ENERGY EFFICIENCY AND HIGH PERFORMANCE AT ELECTRONICS WEEKLY LIVE

WHAT: John Goodacre, Director of Program Management for the ARM® Processor Division, will deliver a keynote presentation on balancing high-performance and power efficiency at the Electronics Weekly Live 2009 design conference. The presentation will cover ARM’s background in low-power design, its pervasiveness through the entire engineering culture, and how the ARM processor, multimedia, physical IP and software teams interact to produce innovative energy efficient solutions. John Goodacre will examine how embedded designers can manage the trade-off between performance and power generated by the fluctuating cost of energy and environmental concerns.

Held in conjunction with the National Electronics Week, Electronics Weekly Live is the only conference in the UK that encompasses the entire electronics process from R&D, design, test and manufacturing. The event will provide a showcase for the latest technologies and applications, providing technical insights for a range of market sectors including wireless, security, transportation, medical and defence.

WHEN: Wednesday, 17th June 2009, 10:30am

WHERE:  Earl’s Court 2, Warwick Road, London, SW5 9TA.

HOW: For more information please visit http://www.nationalelectronicsweek.co.uk/

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Lorna Dunn, ARM

Tel : +44 1223 400835

Email: lorna.dunn@arm.com

ARM
Charlene Marini
+1 408-576-1131
charlene.marini@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 4

June 16, 2009

ARM MALI GPUS ACHIEVE INDUSTRY-FIRSTS WITH KHRONOS OPENGL ES 2.0 CONFORMANCE, FOR 1080P AND MULTICORE

WHAT:  ARM® Mali™ graphics processing units (GPUs) demonstrate technology leadership in graphics acceleration through conformance to the Khronos OpenGL ES 2.0 API with two industry milestones.  The Mali-200 graphics processing unit was the first GPU to comply at resolutions up to 1080p in July 2008, and the Mali-400 MP GPU is now the first and only multicore GPU to pass the rigorous tests specified by The Khronos Group.

The Mali-400 GPU has achieved Khronos conformance for all of the three major graphics APIs required by ARM Partners: OpenVG, OpenGL ES 1.1 and OpenGL ES 2.0.

ARM is dedicated to the support of open standards in order to accelerate market adoption.  Conformance to the Khronos standards brings accredited Mali GPUs to multiple markets – from cellular handsets and personal navigation devices to digital TV, set-top box and digital picture frames.

About ARM Mali Complete Graphics Stack
ARM delivers the most widely adopted graphics IP solutions, with 29 licensees, including 21 licensees of Mali GPUs.  ARM is the only vendor to provide the full range of graphics solutions, from Mali-55 - the world’s smallest OpenGL ES graphics processor, to Mali-400 MP – the highest-performance embedded multicore GPU IP on the market which supports complex applications at up to 1080p high-definition resolution.  The Mali family of GPUs thereby addresses the widest range of performance points for all embedded graphics needs.

A complete stack of Mali graphics middleware and drivers complements the Mali GPU family, and this suite of products is supported by a graphics ecosystem that harnesses the reach and power of the ARM Connected Community™.

This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

For more information, please visit http://www.arm.com/products/multimedia/graphics.

WHY:  The Khronos Group OpenGL ES 2.0 Conformance Tests, announced in May 2008, verify the OpenGL ES 2.0 API and its companion shader programming language, GLSL ES. Only once these tests are passed can a product be described as OpenGL ES 2.0 conformant.

WHEN:   The Mali-400 MP GPU achieved conformance to OpenVG, OpenGL ES 1.1 and OpenGL ES 2.0 on April 30, 2009.  The Mali-200 GPU achieved conformance on July 12, 2008.

HOW: For more information about The Khronos Group and its conformance tests, please visit http://www.khronos.org/.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

ARM
Lorna Dunn
+44 1223 400835
lorna.dunn@arm.com

ARM
Charlene Marini
+1 408-576-1131
charlene.marini@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com

blaise.hammond@racepointgroup.com

Item 5

ARM PROVIDES TECHNOLOGY FOR LG ELECTRONICS DIGITAL TVS

High performance, energy efficient ARM11 MPCore and ARM Mali GPUs to drive the digitally connected home

CAMBRIDGE, UK – June 22, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announces that LG Electronics, one of the world’s largest digital TV brands, has licensed ARM® technology to power its digital TV (DTV) development revolution.

The ARM11™ MPCore™ multicore processor provides flexible and cost effective processing in next generation DTVs and enables LG Electronics to target a range of platforms with the same architecture simply by implementing single or multiple SMP cores. ARM Mali™-200 and Mali-400 MP graphics processors will open the path to true 1080p resolutions, affording consumers a home cinema experience that includes high-definition graphics, whilst vastly improving the browsing experience on DTV user interfaces.

Consumers are looking for a full Web 2.0 experience from their DTVs.  With Adobe and Open source software platforms, and the emergence of tru2way™ technology, consumers can receive interactive cable services, including video-on-demand, voting and polling, games, and e-commerce without the need for a separate set-top box. Additionally, manufacturers are striving to build intelligent AV processing and develop home devices that are truly energy efficient.

“By licensing ARM technologies, LG Electronics will be able to offer a future-proofed premium-quality digital TV experience for today’s connected home,” said Seung-Jong Choi, research fellow of Digital TV Lab, LG Electronics. “The connected home relies on technology that is fully functional and that guarantees a high-quality, energy efficient multimedia experience.  With Web 2.0 requirements moving into a connected and high definition home, LG Electronics has selected the ARM architecture to guarantee longevity for our own technology.”

“Today’s consumers are pushing manufacturers to produce home technology that allows an environment for sharing digital media and content services. End users are increasingly discerning and are demanding premium-quality experiences through digital TV,” said Mike Inglis, EVP and general manager, Processor Division at ARM.  “The combination of ARM CPU and Mali graphics processors  clearly represents a compelling package for DTV and connected home technology manufacturers, who will be able to provide their customers with integrated, high-quality, Internet connected, multimedia-ready devices that are proven to be energy efficient.”

ARM innovations in high performance, energy efficient technology are supported by the industry’s largest network of Partners – the ARM Connected Community™.  This combination of technology innovation and collaboration is extremely attractive. The ARM Connected Community of over 500 Partners brings together leading silicon, systems, design support, software and training providers to provide a complete solution for products based on the ARM Architecture.

About ARM11 MPCore
The market proven ARM11 MPCore synthesizable multicore processor provides a scalable solution that addresses the requirements of multiple designs. Devices can be configured to contain between one and four processors delivering up to an aggregate 5000 Dhrystone MIPS of performance at 1GHz while providing existing software portability across single CPU and multi-CPU designs.  The ARM11 MPCore processor provides the memory throughput required of data intensive applications while delivering greater performance at lower frequencies than comparable single processor designs, so offering significant cost savings to system designers.  The ARM11 MPCore processor also simplifies otherwise complex multiprocessor design, reducing time-to-market and total design cost.

About Mali Graphics Technology
The Mali GPU family scales from Mali-55, the world’s smallest OpenGL ES graphics processor to Mali-400 MP, the highest-performance embedded multicore GPU IP on the market which supports complex applications at up to 1080p high-definition resolution, thereby addressing the widest range of performance points for all embedded graphics needs. This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x and 16x full scene anti-aliasing (FSAA) without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Connected Community, MPCore and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB."

Contact Details:

ARM
Lorna Dunn
+44 1223 400835
lorna.dunn@arm.com

ARM
Charlene Marini
+1 408-576-1131
charlene.marini@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com